SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       Commission File Number: 33-55254-31

                                   FORM 12b-25

                           Notification of Late Filing



                                  (Check One):

                        [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
                        [ ] Form N-SAR

                           For Period Ended:
                          [X]  Transition Report  on Form  10-K
                          [ ]  Transition  Report on Form 20-F
                          [ ] Transition   Report  on  Form  11-K
                          [ ] Transition  Report on Form 10-Q
                          [ ] Transition Report on Form N-SAR

                          For the Transition Period Ended: September 30, 1997



                           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



                           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         Part I - Registrant Information

                  Full Name of Registrant            UniDyn, Corp.

                  Former Name if Applicable          Macaw Capital, Inc.

                       7201 East Camelback Road, Suite 250
            Address of Principal Executive Office (Street and Number)

                            Scottsdale, Arizona 85251
                            City, State and Zip Code

                        Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]   (a) The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]    (c) The  accountant's  statement  or  other  exhibit  required  by  Rule
        12b-25(c) has been attached if applicable.


                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                  The Company recently acquired control of operating companies with a September 30 fiscal year end. Management believes it is appropriate to change its year end to September 30 and file a transition report on Form 10-K.

                           Part IV - Other Information

         (1) Name and telephone number of person to contract in regard to this notification.

                  Vern Traylor           (602)                970-5500
         -------------------------------------------------------------------
                  (Name)               (Area Code)         (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes   [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  UniDyn, Corp.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  December 23, 1997             By:  /s/  Vern Traylor
                                            Vern Traylor, Secretary/Treasurer



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